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                                                   [Logo of Telecom New Zealand]

20 February 2002


                                  MEDIA RELEASE

                             TELECOM CONFIRMS SOUND
                              ACCOUNTING PRACTICE

Telecom New Zealand said today it has always been committed to sound accounting practice and to comprehensive disclosure on its financial performance.

Chief Financial Officer Marko Bogoievski said revenue gained from the sale of international cable capacity had been fully explained in Telecom's half year announcement yesterday.

"Our accounting treatment of capacity sales is entirely consistent with accounting standards in New Zealand and Australia," Mr Bogoievski said.

"Telecom prides itself on its financial disclosure and we have gone to some lengths to explain this issue fully," he said. "We are confident that the Company's half year announcement upheld our high standards of transparency in reporting to the market."

For further information, contact:
Martin Freeth
Telecom Corporation of New Zealand
Tel   64 4 498 9361
Mob 64 27 242 0174






                          Telecom New Zealand Limited